FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on May 10, 2012

Tel Aviv, May 10, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") today announced in connection with the sale of Medingo Ltd. ("Medingo") completed in May 2010 (the main terms of which are described in Note 3.C.2.b to Elron's financial statements for 2011), which at the time of its sale was approximately 92% held by Elron, including through its subsidiary, RDC – Rafael Development Corporation Ltd. ("RDC"), as follows:

The parties to the sale agreement today signed a supplement to the sale agreement (the "Supplement"), according to which, as final consideration in lieu of the selling shareholders' right under the original sale agreement to all the contingent consideration payments in the aggregate amount of up to $40 million conditional upon Medingo achieving certain operational milestones (the "Contingent Consideration"), the acquirer will pay the selling shareholders an aggregate lump sum of $19 million (the "Immediate Consideration"). The Immediate Consideration will be payable on May 29, 2012 (which immediately follows the original expiration date of the $27 million deposit held in escrow in order to secure certain indemnification obligations of the selling shareholders to the acquirer under the sale agreement).

To the extent that by such date an event occurs preventing the release of the entire escrow deposit to the selling shareholders and/or the full payment without any set-off of the Immediate Consideration, the selling shareholders' representative shall have the option to cancel the aforesaid agreement set forth in the Supplement, in which case the original sale agreement's provisions pertaining to the Contingent Consideration will remain in effect.

At this stage there is no assurance that the entire escrow deposit will be timely released to the selling shareholders and that the Immediate Consideration will in fact be paid.

Insofar as the Immediate Consideration will be paid, Elron and RDC are expected to receive approximately $1.4 million and approximately $13.9 million, respectively, and upon receipt of such amounts, Elron is expected to record a net gain of approximately $8.4 million in respect thereof.

Under the Supplement it is stated that the acquirer has informed Elron that Medingo is not expected to achieve the first of the said operational milestones, whose achievement entitles, according to the original sale agreement, the selling shareholders to $15 million out of the aggregate Contingent Consideration.

The date on which the event (the commencement of discussions regarding the Supplement and receipt of information from the acquirer regarding the first milestone) became known:

April 17, 2012, 13:00

The reason for the delay in filing this report:

The report on the above matters was delayed, as the filing of a report at an earlier stage may have prevented entering into the Supplement. The impediment to the filing of the report was removed on May 10, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 10, 2012